[LOGO OF INVENTA]

                               September 27, 2000


Via EDGAR and Facsimile


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
     Attn:   Peggy Fisher, Esq.
             Russ Mancuso, Esq.

     Re:     Inventa Technologies, Inc.
             --------------------------
             Registration Statement on Form S-1
             Filed on January 31, 2000
             File No. 333-95813

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Inventa Technologies, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-95813 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's capital stock have been or will be made pursuant to the S-1 Registration Statement.

If you have any questions, please call Richard Picheny of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

Very truly yours,


/s/ David A. Lavanty

David A. Lavanty
Chief Executive Officer

cc: Russ Mancuso, Esq., Securities and Exchange Commission 20549-0306 Michael O'Donnell, WSGR
     Richard L. Picheny, WSGR